News Release Index

8/21/2006 9:30 AM ET

LINUX GOLD CORP. RETAINS NATIONAL MEDIA ASSOCIATES

For Immediate Release: August 21, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce it has retained the Los Angeles area firm of National Media Associates (“NMA”) to conduct media awareness and investor relations programs on behalf of the Company. Headed by Mr. George Duggan, NMA is a long-term media-relations specialist in the natural and mineral exploration sector.

Mr. Duggan and NMA have implemented many significant communications and marketing programs for emerging mineral exploration companies in the North American marketplace, including many that have progressed from junior listings to listings on the American Stock Exchange. Mr. Duggan’s background is as a financial analyst. Mr. Duggan received his B.A. at the University of Texas in Austin, and his MBA in banking and finance from the University of California at Berkeley.

The Company will pay NMA a monthly fee of US$7,000 for a one-year term, and may renew the agreement by mutual consent.

John Robertson, President of Linux Gold Corp., states, “National Media Associates have a strong capability to put natural resources companies of merit to a very high market of acceptance, and expertise in identifying and communicating to U.S. retail brokerage, fund groups, and newsletter intermediaries serving the sector.”

ABOUT NATIONAL MEDIA ASSOCIATES

The principals of National Media Associates have provided investor relations services for leading natural resource companies including, Gammon Lake Resources (initially trading at $C0.60 range) now trading in the $C15.00 range, Southwestern Resources Corp. (now trading in the $C9.00 range, and Nova Gold Resources. (initially at $C0.60, and now trading in the $C19.00 range) among other significant companies.

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. received a research report from Khandaker Partners in New York. The report can be accessed online at http://www.linuxgoldcorp.com/khandakerreport_062706.pdf (see news release dated June 28, 2006).

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
Contact:
John Robertson
President
Tel. 800-665-4616

Contact:
Business Office
800-665-4616
or
877-549-GOLD (4653)

Forward-Looking Statements

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.